UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number 001-55162

(Check one)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For period ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

CorGreen Technologies Holding Corporation
(Full name of registrant)

(Former name if applicable)

9891 Irvine Center Drive Suite 200
(Address of principal executive office (Street and Number))

Irvine, California 92618
(City, State and Zip Code)

PART II
RULES 12B-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)
We have experienced a delay in completing the necessary disclosures and finalizing our financial statements with our independent public accountant in connection with our Quarterly Report on Form 10-Q for the period ended December 31, 2014 (the "Quarterly Report").  As a result of this delay, we were unable to file our Quarterly Report by the prescribed filing date without unreasonable effort or expense.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Brian Loiselle	(623)	695-1709
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period) that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).   ☒ Yes    ☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
We anticipate that the results of operations for the quarter ended December 31, 2014 will change significantly from the results of operations for the quarter ended December 31, 2013 because our principal business changed on July 15, 2014 when we acquired all of the outstanding shares of CorGreen Technologies Corporation.  Consequently, our results of operations for the quarter ended December 31, 2014 will include the operations of CorGreen, which were not included in the results of operations for the quarter ended December 31, 2013.  We are unable to provide an estimate of the results of operations for the quarter ended December 31, 2014 because we have not finalized our financial statements with our independent public auditors.

CorGreen Technologies Holding Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	February 17, 2015	By:	/s/ Brian Loiselle
Brian Loiselle
Chief Financial Officer